Exhibit 23.1

The Board of Directors
Macrovision Corporation:

We consent to the inclusion of our report dated July 20, 2000, with respect to the balance sheets of GLOBEtrotter Software, Inc. as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended, which report appears in the Form 8-K of Macrovision Corporation dated September 15, 2000.


/s/ KPMG, LLP

Mountain View, California
August 31, 2000